Mail Stop 3561

March 11, 2009

Mitchell Rubenstein, Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, FL 33431

> Re: Hollywood Media Corp.
> Form 10-K for Fiscal Year Ended December 31, 2007
> Filed March 17, 2008
> Form 10-K/A for Fiscal Year Ended December 31, 2007
> Filed April 29, 2008
> Definitive Proxy filed on Schedule 14A
> Filed November 18, 2008
> Written Response
> Filed February 12, 2009
> File No. 1-14332

Dear Mr. Rubenstein:

We have reviewed your response to our letter dated December 31, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Definitive Proxy filed on Schedule 14A

Base Salary, page 19

1. We note your response to comment four of our letter dated December 31, 2008. We also note your disclosure states "The Compensation Committee determined to increase the combined salary and annual bonuses for the Chief Executive Officer and President at a level approximately 10% below the market median benchmark for comparable positions among the industry competitors reviewed." Please revise your disclosure to explain why the Compensation Committee decided to set

the total awards approximately 10% below the market median benchmark. In this regard, please provide us with the language that will appear in your future filings.

*****

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, (202) 551-3241 or Michael Moran, Reviewing Accountant, at (202) 551-6050 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director